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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046510

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC

SEC FILE NUMBER
8- 44380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12 /31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREAT AMERICAN INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6025 Metcalf Lane
(No. and Street)

Overland Park (City) Kansas (State) 66202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Richards 913-384-1800
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name - *if individual, state last, first, middle name*)

14220 Park Row, Ste. 831 (Address) Houston (City) Texas (State) 77084 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/15

OATH OR AFFIRMATION

I, David K. Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Investors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD N. COLBURN, JR.
NOTARY PUBLIC
STATE OF KANSAS
My Appt Exp.: 4-27-18

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT AMERICAN INVESTORS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2014

CONTENTS

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
Great American Investors, Inc.

I have audited the accompanying statement of financial condition of Great American Investors, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, Texas
February 18, 2015

Certified Public Accountant

EXHIBIT A

GREAT AMERICAN INVESTORS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	182,139
Commissions receivable		17,554
Other receivables - FINRA		2,818
Agent advances		13,432
Clearing deposits		10,000
Prepaid expenses		1,750
Total current assets		227,693
DEPRECIABLE ASSETS		
Office equipment		23,077
Accumulated depreciation		(23,077)
Net depreciable assets		-
OTHER ASSETS		
Investments - Marketable		567,202
TOTAL ASSETS	$	794,895

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
Accrued payroll taxes and benefits		2,645
Employee benefit payable		19,500
Margin account		236,480
Commissions payable		72,425
Total current liabilities		331,050
STOCKHOLDERS' EQUITY		
Common stock - 5,000 shares @ $5.00 par value		25,000
Retained earnings		438,845
Total stockholders' equity		463,845
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	794,895

The accompanying notes are an integral part of these financial statements

EXHIBIT B

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES		
Commissions		$ 1,246,332
Interest & dividends		11,181
Realized gains (losses) on investments		16,600
Unrealized gains (losses) on investments		18,157
Miscellaneous		34,904
Total revenues		1,327,174
DIRECT COSTS OF REVENUES		
Commissions	$ 969,843	
Clearing expenses	51,502	
Other charges	12	1,021,357
GROSS MARGIN		305,817
EXPENSES		
Salaries - Officer	60,000	
Salaries - Other	52,261	
Payroll taxes	9,284	
Arbitration settlement	3,637	
Depreciation	1,082	
Dues and subscriptions	1,777	
Licenses and fees	5,286	
Interest	1,989	
Insurance	2,281	
Office	3,998	
Postage	848	
Professional services	17,825	
Pension contributions	44,800	
Rent	23,400	
Telephone and utilities	7,764	
Miscellaneous	8,411	
Total expenses		244,643
INCOME BEFORE INCOME TAXES		61,174
PROVISION FOR INCOME TAXES		-
NET INCOME		$ 61,174

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 25,000	$ 427,671	$ 452,671
Additions	-	-	-
Distributions	-	(50,000)	(50,000)
COMPREHENSIVE INCOME			
Net income	-	61,174	61,174
BALANCE, END OF YEAR	$ 25,000	$ 438,845	$ 463,845

The accompanying notes are an integral part of these financial statements

EXHIBIT D

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	61,174
Depreciation		1,082
(Gain) loss on sale of investments		(16,600)
Unrealized (gains) losses on investments		(18,157)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivables		(5,377)
(Increase) decrease other current assets		2,157
(Increase) decrease agent advancces		(13,432)
(Increase) decrease clearing deposits		-
(Increase) decrease in prepaid expenses		-
Increase (decrease) in accounts payable		(449)
Increase (decrease) in pension contribution		19,500
Increase (decrease) in commissions payable		(7,427)
Increase (decrease) in margin account		236,480
Increase (decrease) in payroll liabilities		(690)
Net cash provided by operating activities		258,261
CASH USED BY INVESTING ACTIVITIES:		
Purchase of depreciable assets		(1,082)
Investment purchases		(384,550)
Proceeds from sale of investments		147,304
Net cash used by investing activities		(238,328)
CASH USED IN FINANCING ACTIVITIES:		
Shareholder distributions		(50,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(30,067)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		212,206
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	182,139

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. Nature of the Business

The Company was incorporated on April 5, 1991. The Company operates as a fully disclosed broker/dealer in Overland Park, Kansas. All customer cash balances and securities are carried by a clearing broker.

B. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. Statement of Cash Flows

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2014, the Company had no cash equivalents.

At December 31, 2014, the Company had no cash balances in excess of FDIC insured limits.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2014 are as follows:

Interest	$	1,989
Income taxes	$	--

D. Depreciable Assets

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2014 was $1,082.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2014, the Company had aggregate indebtedness of $94,569 and net capital of $311,617, which resulted in a ratio of .3035 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2014, based on its minimum requirement, the Company had excess net capital of $211,617.

NOTE 3 INVESTMENTS

U. S. generally accepted accounting principles establish a framework of measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities in active markets that the Company has the ability to access (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). All of the Company's investments are Level 1 investments.

Investments at December 31, 2014 include marketable securities with a cost basis of $497,529 and a fair market value of $567,202, resulting in an unrealized gain of $69,673.

NOTE 4 INCOME TAXES

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the accompanying financial statements. Tax years 2011 – 2013 are still open and subject to examination by the respective tax jurisdictions.

NOTE 5 LEASE COMMITMENT

The Company leases its office space for $2,500 per month. The lease is a three year lease beginning in August 2013. Office sharing reimbursements of $550 per month were received during 2014. Net lease expense was $23,400.

NOTE 6 ARBITRATION SETTLEMENT

During 2014 an arbitration claim was filed, by customer against Great American Investors, Inc. and one of its agents. The compensatory damages were $15,000 of which the agent has reimbursed the Company $12,000. In addition there was an assessment by the arbitrator of $3,187 of which the agent's share was $2,550.The Company's net share of this arbitration was $3,637.

NOTE 7 EMPLOYEE PENSION PLAN

The Company has set up a Simplified Employee Pension Plan (SEP) for the benefit of its employees. Employees are eligible after being employed for one continuous year. Contributions were $44,800 in 2014.

NOTE 8 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2015, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Great American Investors, Inc.

as of: December 31, 2014

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	463,845	3480
2.	Deduct Ownership equity not allowable for Net Capital				-	3490
3.	Total ownership equity qualified for Net Capital				463,845	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities			$	463,845	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 18,000	3540			
	B. Secured demand note delinquency	-	3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		18,000	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions			$	445,845	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities	-	3733			
	3. Options		3730			
	4. Other securities	-	3734			
	D. Undue Concentration	49,149	3650			
	E. Other (List)					
		85,080	3736		(134,229)	3740
10.	Net Capital			$	311,616	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Great American investors, Inc.

as of December 31, 2014

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			6,305	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			100,000	3758
13. Net capital requirement (greater of line 11 or 12)			100,000	3760
14. Excess net capital (line 10 less 13)			211,616	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			191,617	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			331,050	3790
17. Add:				
A. Drafts for immediate credit	-	3800		
B. Market value of securities borrowed for which no equivalent value is paid credited		3810		
C. Other unrecorded amounts (List)		3820	-	3830
19. Total aggregate indebtedness			94,569	3840
20. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	30.35%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)		%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
23. Net capital requirement (greater of line 21 or 22)		3760
24. Excess capital (line 10 less 23)		3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

Great American Investors, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2014, the Company had net capital of $311,617 which was $211,617 in excess of its required net capital of $100,000. The Company's net capital ratio was .3035 to 1]. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Great American Investors, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Great American Investors, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC 7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2014, which were agreed to by Great American Investors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Great American Investors, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Great American Investors, Inc.'s management is responsible for Great American Investors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 1, 2014 through December 31, 2014 (fiscal year-end) with the amounts reported on Forms SIPC 7, noting no differences.

3. Compared any adjustments reported on Form SIPC 7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC 7, noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC 7 on which it was originally computed, noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 5, 2015
Houston, TX

Nathan T. Tuttle, CPA

Great American Investors, Inc.
6025 Metcalf Lane
Overland Park, KS 66202
913-384-1800

February 20, 2015

NT Tuttle, CPA
14220 Park Row #381
Houston, TX 77084

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of our knowledge and belief:

1. Great American Investors, Inc. claims exemption 15c-3(k)(2)(ii) from 15c-3;

2. Great American Investors, Inc. has met the identified exemption from January 1, 2014 through December 31, 2014, without exception, unless, if applicable, as stated in number 3 below.

3. Great American Investors, Inc. has had no exception to this fiscal year.

Regards,

David K. Richards, President
Great American Investors, Inc.

NT Tuttle, CPA

14220 Park Row
Suite 831
Houston, TX 77084

Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

February 20, 2015

David K. Richards
Great American Investors, Inc.
6025 Metcalf Lane
Overland Park, KS 66202

Dear Mr. Richards:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Great American Investors, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Great American Investors, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) "all customer transactions cleared through another broker-dealer on a fully disclosed basis." Great American Investors, Inc. stated that Great American Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Multiple Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Great American Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 20, 2015